Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5237 AFabens@gibsondunn.com

June 28, 2012

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Re:	Coty Inc. (CIK 0001024305) Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Coty Inc., a Delaware corporation (“Coty”), we hereby transmit for filing Coty’s registration statement on Form S-1 relating to the proposed registration under the Securities Act of 1933 of an aggregate amount of up to $700,000,000 of Coty’s Class A common stock. Coty has wired the corresponding required registration fee of $80,220 to the Commission.

The Registration Statement includes Coty’s consolidated financial statements as of June 30, 2011 and 2010 and for the three years ended June 30, 2011, as well as the condensed consolidated financial statements as of March 31, 2012 and for the nine months ended March 31, 2012 and 2011.

During the year ended June 30, 2011, the Company made four strategic acquisitions. In accordance with Rule 3-05 of Regulation S-X, the Company measured the significance of these acquisitions and concluded that two of these acquired businesses were significant: OPI Products, Inc. (“OPI”) and Philosophy Acquisition Company (“Philosophy”). The Registration Statement includes the separate pre-acquisition historical financial statements for these two acquired businesses, as well as pro forma financial statements to reflect the pro forma effect of these acquisitions, in accordance with Article 11 of Regulation S-X.

In accordance with Rule 3-05 and Article 11 of Regulation S-X, Coty will not include these separate pre-acquisition or Article 11 pro forma financial statements in future amendments to this filing, as we anticipate updating the registration statement with disclosures and financial statements as of and for the year ended June 30, 2012, which will include the results of OPI and Philosophy for a full year.

June 28, 2012

Note also that Coty anticipates updating disclosures under “Compensation Discussion and Analysis” to reflect awards dependent on Coty’s fiscal 2012 results.

Please direct any questions or comments regarding this filing to the undersigned at (212) 351-4034.

Very truly yours,

Andrew L. Fabens